December 3, 2010

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention:	H. Christopher Owings, Assistant Director

Re:	Framewaves, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed November 12,2010
File No. 033-02783-S

Dear Mr. Owings:

By letter dated November 22, 2010 (the “Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Sigma Labs, Inc. (f/k/a Framewaves, Inc., the “Company”) with comments to Amendment No. 1 to the Company’s Current Report on Form 8-K filed with the SEC on November 12, 2010  (“Form 8-K”).  The Letter indicated that the Company had 10 business days within which to respond to the comments raised in the letter, or advise the Staff of when it intended to provide a response.

Following a conversation today with SEC attorney-adviser John Harrington, the Company is writing to advise the Staff that it intends to file an amendment to the Form 8-K and submit a response to the issues raised in the Letter no later than December 14, 2010.

Sincerely, /s/ Mark Cola Mark Cola President – Sigma Labs, Inc.